UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.1)*

Scripps Networks Interactive, Inc.

(Name of Issuer)

Class A Common Shares

(Title of Class of Securities)

811054402

(CUSIP Number)

Bruce W. Sanford, Esq.

Baker & Hostetler LLP

Washington Square, Suite 1100

1050 Connecticut Avenue, NW

Washington, DC 20036-5304

(202) 861-1500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 14, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Virginia S. Vasquez
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 819,054
	8	SHARED VOTING POWER 32,335,111
	9	SOLE DISPOSITIVE POWER 1,621,054
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,154,165
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 22.6%
14	TYPE OF REPORTING PERSON (see instructions) IN

1	NAME OF REPORTING PERSON Rebecca Scripps Brickner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 819,854
	8	SHARED VOTING POWER 32,335,111
	9	SOLE DISPOSITIVE POWER 1,621,854
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,154,965
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 22.6%
14	TYPE OF REPORTING PERSON (see instructions) IN

1	NAME OF REPORTING PERSON Estate of Robert P. Scripps, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 1,638,108
	8	SHARED VOTING POWER 32,335,111
	9	SOLE DISPOSITIVE POWER 3,242,108
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,973,219
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 23.2%
14	TYPE OF REPORTING PERSON (see instructions) IN

1	NAME OF REPORTING PERSON Edward W. Scripps, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 1,675,807
	8	SHARED VOTING POWER 32,335,111
	9	SOLE DISPOSITIVE POWER 3,279,807
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,010,918
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 23.2%
14	TYPE OF REPORTING PERSON (see instructions) IN

1	NAME OF REPORTING PERSON Corina S. Granado
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 819,454
	8	SHARED VOTING POWER 32,335,111
	9	SOLE DISPOSITIVE POWER 1,621,454
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,154,565
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 22.6%
14	TYPE OF REPORTING PERSON (see instructions) IN

1	NAME OF REPORTING PERSON Jimmy R. Scripps
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 1,638,508
	8	SHARED VOTING POWER 32,335,111
	9	SOLE DISPOSITIVE POWER 3,242,508
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,973,619
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 23.2%
14	TYPE OF REPORTING PERSON (see instructions) IN

1	NAME OF REPORTING PERSON Mary Ann S. Sanchez
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 819,454
	8	SHARED VOTING POWER 32,335,111
	9	SOLE DISPOSITIVE POWER 1,621,454
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,154,565
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 22.6%
14	TYPE OF REPORTING PERSON (see instructions) IN

1	NAME OF REPORTING PERSON Margaret E. Scripps (Klenzing)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 819,654
	8	SHARED VOTING POWER 32,335,111
	9	SOLE DISPOSITIVE POWER 1,621,654
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,154,765
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 22.6%
14	TYPE OF REPORTING PERSON (see instructions) IN

1	NAME OF REPORTING PERSON William H. Scripps
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 1,638,108
	8	SHARED VOTING POWER 32,335,111
	9	SOLE DISPOSITIVE POWER 3,242,108
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,973,219
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 23.2%
14	TYPE OF REPORTING PERSON (see instructions) IN

1	NAME OF REPORTING PERSON Marilyn J. Scripps (Wade)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 819,054
	8	SHARED VOTING POWER 32,335,111
	9	SOLE DISPOSITIVE POWER 1,621,054
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,154,165
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 22.6%
14	TYPE OF REPORTING PERSON (see instructions) IN

1	NAME OF REPORTING PERSON Adam R. Scripps
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 1,638,108
	8	SHARED VOTING POWER 32,335,111
	9	SOLE DISPOSITIVE POWER 3,242,108
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,973,219
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 23.2%
14	TYPE OF REPORTING PERSON (see instructions) IN

1	NAME OF REPORTING PERSON William A. Scripps
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 1,638,508
	8	SHARED VOTING POWER 32,335,111
	9	SOLE DISPOSITIVE POWER 3,242,508
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,973,619
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 23.2%
14	TYPE OF REPORTING PERSON (see instructions) IN

1	NAME OF REPORTING PERSON Gerald J. Scripps
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 273,018
	8	SHARED VOTING POWER 32,335,111
	9	SOLE DISPOSITIVE POWER 540,351
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,608,129
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 22.3%
14	TYPE OF REPORTING PERSON (see instructions) IN

1	NAME OF REPORTING PERSON Charles E. Scripps, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 1,643,358
	8	SHARED VOTING POWER 32,335,111
	9	SOLE DISPOSITIVE POWER 3,247,358
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,978,469
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 23.2%
14	TYPE OF REPORTING PERSON (see instructions) IN

1	NAME OF REPORTING PERSON Eli W. Scripps
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 273,018
	8	SHARED VOTING POWER 32,335,111
	9	SOLE DISPOSITIVE POWER 540,351
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,608,129
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 22.3%
14	TYPE OF REPORTING PERSON (see instructions) IN

1	NAME OF REPORTING PERSON Jonathan L. Scripps
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 273,118
	8	SHARED VOTING POWER 32,335,111
	9	SOLE DISPOSITIVE POWER 540,451
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,608,229
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 22.3%
14	TYPE OF REPORTING PERSON (see instructions) IN

1	NAME OF REPORTING PERSON Peter M. Scripps
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 32,335,111
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,335,111
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 22.1%
14	TYPE OF REPORTING PERSON (see instructions) IN

1	NAME OF REPORTING PERSON Barbara Victoria Scripps Evans
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 32,335,111
	9	SOLE DISPOSITIVE POWER 112,468
	10	SHARED DISPOSITIVE POWER 1,096,436
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,335,111
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 22.1%
14	TYPE OF REPORTING PERSON (see instructions) IN

1	NAME OF REPORTING PERSON Molly E. McCabe
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 819,354
	8	SHARED VOTING POWER 32,335,111
	9	SOLE DISPOSITIVE POWER 1,621,354
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,154,465
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 22.6%
14	TYPE OF REPORTING PERSON (see instructions) IN

1	NAME OF REPORTING PERSON JOHN P. SCRIPPS TRUST UNDER AGREEMENT DATED 2/10/77 FBO PETER M. SCRIPPS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 32,335,111
	9	SOLE DISPOSITIVE POWER 349,018
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,335,111
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 22.1%
14	TYPE OF REPORTING PERSON (see instructions) OO

1	NAME OF REPORTING PERSON JOHN P. SCRIPPS TRUST UNDER AGREEMENT DATED 2/10/77 FBO PAUL K. SCRIPPS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 32,335,111
	9	SOLE DISPOSITIVE POWER 349,018
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,335,111
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 22.1%
14	TYPE OF REPORTING PERSON (see instructions) OO

1	NAME OF REPORTING PERSON JOHN P. SCRIPPS TRUST UNDER AGREEMENT DATED 2/10/77 EXEMPT TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 32,335,111
	9	SOLE DISPOSITIVE POWER 49,382
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,335,111
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 22.1%
14	TYPE OF REPORTING PERSON (see instructions) OO

1	NAME OF REPORTING PERSON JOHN P. SCRIPPS TRUST UNDER AGREEMENT DATED 2/10/77 FBO BARBARA SCRIPPS EVANS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 32,335,111
	9	SOLE DISPOSITIVE POWER 349,018
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,335,111
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 22.1%
14	TYPE OF REPORTING PERSON (see instructions) OO

1	NAME OF REPORTING PERSON JOHN PETER SCRIPPS 1983 TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 32,335,111
	9	SOLE DISPOSITIVE POWER 17,320
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,335,111
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 22.1%
14	TYPE OF REPORTING PERSON (see instructions) OO

1	NAME OF REPORTING PERSON THE MARITAL TRUST OF THE LA DOW FAMILY TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 32,335,111
	9	SOLE DISPOSITIVE POWER 299,124
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,335,111
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 22.1%
14	TYPE OF REPORTING PERSON (see instructions) OO

1	NAME OF REPORTING PERSON ANNE M. LA DOW TRUST UNDER AGREEMENT DATED 10/27/2011
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 32,335,111
	9	SOLE DISPOSITIVE POWER 160,361
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,335,111
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 22.1%
14	TYPE OF REPORTING PERSON (see instructions) OO

1	NAME OF REPORTING PERSON THE LA DOW FAMILY TRUST UNDER AGREEMENT DATED 6/29/2004
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 32,335,111
	9	SOLE DISPOSITIVE POWER 305,824
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,335,111
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 22.1%
14	TYPE OF REPORTING PERSON (see instructions) OO

1	NAME OF REPORTING PERSON JOHN P. SCRIPPS TRUST FBO JOHN PETER SCRIPPS UNDER AGREEMENT DATED 12/28/84
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 32,335,111
	9	SOLE DISPOSITIVE POWER 33,780
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,335,111
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 22.1%
14	TYPE OF REPORTING PERSON (see instructions) OO

1	NAME OF REPORTING PERSON JOHN P. SCRIPPS TRUST FBO ELLEN MCRAE SCRIPPS UNDER AGREEMENT DATED 12/28/84
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 32,335,111
	9	SOLE DISPOSITIVE POWER 33,780
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,335,111
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 22.1%
14	TYPE OF REPORTING PERSON (see instructions) OO

1	NAME OF REPORTING PERSON JOHN P. SCRIPPS TRUST FBO DOUGLAS A. EVANS UNDER AGREEMENT DATED 12/28/84
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 32,335,111
	9	SOLE DISPOSITIVE POWER 33,780
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,335,111
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 22.1%
14	TYPE OF REPORTING PERSON (see instructions) OO

1	NAME OF REPORTING PERSON DOUGLAS A. EVANS 1983 TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 32,335,111
	9	SOLE DISPOSITIVE POWER 17,320
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,335,111
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 22.1%
14	TYPE OF REPORTING PERSON (see instructions) OO

1	NAME OF REPORTING PERSON ELLEN MCRAE SCRIPPS 1983 TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 32,335,111
	9	SOLE DISPOSITIVE POWER 17,320
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,335,111
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 22.1%
14	TYPE OF REPORTING PERSON (see instructions) OO

1	NAME OF REPORTING PERSON VICTORIA S. EVANS TRUST UNDER AGREEMENT DATED 5/19/2004
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 32,335,111
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,335,111
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 22.1%
14	TYPE OF REPORTING PERSON (see instructions) OO

1	NAME OF REPORTING PERSON PETER M. SCRIPPS TRUST UNDER AGREEMENT DATED 11/13/2002
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Wyoming
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 32,335,111
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,335,111
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 22.1%
14	TYPE OF REPORTING PERSON (see instructions) OO

1	NAME OF REPORTING PERSON PAUL K. SCRIPPS FAMILY 1994 REVOCABLE TRUST UNDER AGREEMENT DATED 2/7/1994
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 1,560
	8	SHARED VOTING POWER 32,335,111
	9	SOLE DISPOSITIVE POWER 1,560
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,336,671
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 22.1%
14	TYPE OF REPORTING PERSON (see instructions) OO

1	NAME OF REPORTING PERSON THOMAS S. EVANS IRREVOCABLE TRUST UNDER AGREEMENT DATED 11/13/2012
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 32,335,111
	9	SOLE DISPOSITIVE POWER 61,368
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,335,111
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 22.1%
14	TYPE OF REPORTING PERSON (see instructions) OO

1	NAME OF REPORTING PERSON Thomas S. Evans
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 32,335,111
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,335,111
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 22.1%
14	TYPE OF REPORTING PERSON (see instructions) IN

1	NAME OF REPORTING PERSON Douglas A. Evans
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 32,335,111
	9	SOLE DISPOSITIVE POWER 10,228
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,335,111
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 22.1%
14	TYPE OF REPORTING PERSON (see instructions) IN

1	NAME OF REPORTING PERSON Julia Scripps Heidt
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 843,518
	8	SHARED VOTING POWER 32,335,111
	9	SOLE DISPOSITIVE POWER 1,645,518
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,178,629
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 22.7%
14	TYPE OF REPORTING PERSON (see instructions) IN

1	NAME OF REPORTING PERSON Paul K. Scripps
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 1,560
	8	SHARED VOTING POWER 32,335,111
	9	SOLE DISPOSITIVE POWER 103,760
	10	SHARED DISPOSITIVE POWER 1,096,436
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,336,671
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 22.1%
14	TYPE OF REPORTING PERSON (see instructions) IN

1	NAME OF REPORTING PERSON Charles Kyne McCabe
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 1,638,308
	8	SHARED VOTING POWER 32,335,111
	9	SOLE DISPOSITIVE POWER 3,242,308
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,973,419
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 23.2%
14	TYPE OF REPORTING PERSON (see instructions) IN

1	NAME OF REPORTING PERSON Peter R. La Dow
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 32,335,111
	9	SOLE DISPOSITIVE POWER 305,824
	10	SHARED DISPOSITIVE POWER 1,096,436
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,335,111
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 22.1%
14	TYPE OF REPORTING PERSON (see instructions) IN

1	NAME OF REPORTING PERSON J. Sebastian Scripps
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 1,638,408
	8	SHARED VOTING POWER 32,335,111
	9	SOLE DISPOSITIVE POWER 3,242,408
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,973,519
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 23.2%
14	TYPE OF REPORTING PERSON (see instructions) IN

1	NAME OF REPORTING PERSON Anne M. La Dow
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 32,335,111
	9	SOLE DISPOSITIVE POWER 160,361
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,335,111
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 22.1%
14	TYPE OF REPORTING PERSON (see instructions) IN

1	NAME OF REPORTING PERSON Wendy E. Scripps
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 819,054
	8	SHARED VOTING POWER 32,335,111
	9	SOLE DISPOSITIVE POWER 1,621,054
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,154,165
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 22.6%
14	TYPE OF REPORTING PERSON (see instructions) IN

1	NAME OF REPORTING PERSON Nackey E. Scagliotti
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 882,173
	8	SHARED VOTING POWER 33,154,202
	9	SOLE DISPOSITIVE POWER 1,684,173
	10	SHARED DISPOSITIVE POWER 1,621,090
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,036,375
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 23.2%
14	TYPE OF REPORTING PERSON (see instructions) IN

1	NAME OF REPORTING PERSON Cynthia J. Scripps
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 819,054
	8	SHARED VOTING POWER 32,335,111
	9	SOLE DISPOSITIVE POWER 1,621,054
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,154,165
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 22.6%
14	TYPE OF REPORTING PERSON (see instructions) IN

1	NAME OF REPORTING PERSON Edith L. Tomasko
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 819,054
	8	SHARED VOTING POWER 32,335,111
	9	SOLE DISPOSITIVE POWER 1,621,054
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,154,165
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 22.6%
14	TYPE OF REPORTING PERSON (see instructions) IN

1	NAME OF REPORTING PERSON Mary McCabe Peirce
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 854,324
	8	SHARED VOTING POWER 34,792,310
	9	SOLE DISPOSITIVE POWER 1,656,324
	10	SHARED DISPOSITIVE POWER 4,863,198
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,646,634
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 24.3%
14	TYPE OF REPORTING PERSON (see instructions) IN

1	NAME OF REPORTING PERSON Elizabeth A. Logan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 819,054
	8	SHARED VOTING POWER 33,973,219
	9	SOLE DISPOSITIVE POWER 1,621,054
	10	SHARED DISPOSITIVE POWER 3,242,108
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,792,273
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 23.8%
14	TYPE OF REPORTING PERSON (see instructions) IN

1	NAME OF REPORTING PERSON Eva Scripps Attal
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 819,454
	8	SHARED VOTING POWER 32,335,111
	9	SOLE DISPOSITIVE POWER 1,621,454
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,154,565
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 22.6%
14	TYPE OF REPORTING PERSON (see instructions) IN

1	NAME OF REPORTING PERSON John P. Scripps
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 200
	8	SHARED VOTING POWER 32,335,111
	9	SOLE DISPOSITIVE POWER 35,998
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,335,311
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 22.1%
14	TYPE OF REPORTING PERSON (see instructions) IN

1	NAME OF REPORTING PERSON Eaton M. Scripps
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 1,733,262
	8	SHARED VOTING POWER 32,335,111
	9	SOLE DISPOSITIVE POWER 3,337,262
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,068,373
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 23.3%
14	TYPE OF REPORTING PERSON (see instructions) IN

1	NAME OF REPORTING PERSON Megan Scripps Tagliaferri
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 819,354
	8	SHARED VOTING POWER 32,335,111
	9	SOLE DISPOSITIVE POWER 1,621,354
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,154,465
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 22.6%
14	TYPE OF REPORTING PERSON (see instructions) IN

1	NAME OF REPORTING PERSON Ellen McRae Scripps
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 200
	8	SHARED VOTING POWER 32,335,111
	9	SOLE DISPOSITIVE POWER 35,998
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,335,311
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 22.1%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 811054402

EXPLANATORY NOTE

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends the items included herein that were contained in the Schedule 13D filed on January 24, 2013 (the “Original Schedule 13D” and, together with this Amendment, this “Schedule 13D”) relating to the Class A Common Shares, $.01 par value per share (the “Class A Common Shares”), and Common Voting Shares, $.01 par value per share (the “Common Voting Shares,” and, together with the Class A Common Shares, the “Common Shares”), of Scripps Networks Interactive, Inc., an Ohio corporation (the “Issuer”).

On March 14, 2013 (the “Distribution Date”), 63,221,105 of the Common Shares held by The Edward W. Scripps Trust (the “Trust”) were distributed to the residuary beneficiaries of the Trust (the “Trust Beneficiaries”), other than three Trust Beneficiaries who are minors (the “Minors”). This Amendment is being filed to, among other things, (a) update the information regarding the beneficial ownership of the Common Shares by the persons filing this Schedule 13D (the “Reporting Persons”), and (b) indicate that the provisions of the Scripps Family Agreement (as defined below) are now fully effective and that the voting provisions established by the order (the “Order”) entered by the Court of Common Pleas, Probate Division, Butler County, Ohio (the “Court”) on January 22, 2013 directing the Trustees (the “Trustees”) of the Trust with respect to the voting of the Common Voting Shares then held by the Trust no longer apply to the Common Voting Shares held by the Reporting Persons.

Item 2.	Identity and Background.

The second paragraph of Item 2 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

The Trust terminated on the death of Robert P. Scripps, Jr. on October 18, 2012. An aggregate of 63,221,105 of the Common Shares held by the Trust were distributed to the Reporting Persons pursuant to the terms of the Trust for no consideration on the Distribution Date. The remaining 1,621,090 Common Shares held by the Trust (other than 37 Class A Common Shares that will be sold in the market so that no fractional shares will be distributed) are expected to be distributed in the next few months to trusts to be established for the purpose of holding the shares on behalf of the Minors (collectively, the “Minors Trust”), of which one of the Reporting Persons is expected to be appointed as a trust advisor with respect to the transfer and voting of such Common Shares.

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

Edward W. Scripps believed that Scripps was an institution impressed with a public interest because of its engagement in the publishing of daily newspapers and that the exercise of control over the Issuer carried a responsibility to maintain the independence and integrity of its newspapers. To this end, he established the Trust in 1922, among other reasons, to hold the controlling interest in the capital stock of Scripps, and the Trust received the Common Shares of the Issuer in connection with the spin-off of the Issuer from Scripps in July 2008.

The Reporting Persons entered into the Scripps Family Agreement, convinced of the wisdom and farsightedness of Edward W. Scripps’ views and believing that it would be in the best interests of the Issuer, its shareholders, its employees and the public for the Reporting Persons to take steps to preserve the independence and integrity of the Issuer by restricting the transfer and governing the voting of Common Voting Shares distributed to such Reporting Persons following the termination of the Trust.

CUSIP No. 811054402

The Trust terminated on the death of Robert P. Scripps, Jr. on October 18, 2012. An aggregate of 63,221,105 of the Common Shares held by the Trust were distributed to the Reporting Persons pursuant to the terms of the Trust for no consideration on the Distribution Date. The remaining 1,621,090 Common Shares held by the Trust (other than the 37 Class A Common Shares to be sold) are expected to be distributed in the next few months to the Minors Trust, of which one of the Reporting Persons is expected to be appointed as a trust advisor with respect to the transfer and voting of such Common Shares.

As termination of the Trust approached, the Trustees anticipated that there could be a significant delay between such termination and the distribution of the Common Shares to the Trust Beneficiaries. Accordingly, on June 15, 2011, the Trustees filed a petition with the Court that sought, among other things, (a) to prepare for the administration of the Trust following its eventual termination, (b) to confirm the Trustees’ authority to continue the investment and management of the Trust’s assets during the period between Trust termination and final distribution of assets (the “Winding-up Period”), and (c) to authorize the Trustees to vote the Common Voting Shares during the Winding-up Period substantially in accordance with the procedures set forth in the Scripps Family Agreement. The petition was filed under seal in accordance with Ohio court rules and pursuant to the Court’s order, and the parties to the action are bound by a protective order issued by the Court that limits disclosure with respect to the proceedings.

The Court issued the Order on January 22, 2013 under the provisions of its prior order sealing the proceedings. With the Court’s authorization, the Trustees advised the Issuer that the Order generally provides that during the Winding-up Period the Trustees shall vote (or enter into or decline to enter into binding agreements to vote) the Common Voting Shares held by the Trust as instructed by a vote conducted in accordance with the procedures of Section 9 of the Scripps Family Agreement. In the absence of instructions from a vote under the Scripps Family Agreement and the Order, the Trustees may vote the Common Voting Shares in the manner they determine, in their discretion, to be in the best interests of the Trust Beneficiaries, so long as the vote does not relate to a change of control transaction. If the vote relates to a change of control transaction, the Trustees will not vote the Common Voting Shares held by the Trust in the absence of such instructions.

As of the Distribution Date, the provisions of the Order regarding the voting by the Trustees of the Common Voting Shares held by the Trust during the Winding-up Period ceased to apply to the Common Voting Shares distributed to the Reporting Persons. The Common Voting Shares that remain in the Trust will continue to be subject to the voting provisions in the Order until their expected distribution to the Minors Trust. The Minors are not parties to the Scripps Family Agreement, and the Minors Trust may or may not become a party in the future. The Reporting Person who may be appointed as trust advisor with respect to the Common Shares to be held by the Minors Trust may be deemed to have beneficial ownership of those shares, but unless the Minors Trust becomes a party, will not be bound by the Scripps Family Agreement with respect to those Common Shares. As of the Distribution Date, the provisions of the Scripps Family Agreement fully govern the transfer and voting of the Common Voting Shares held by the Reporting Persons. The matters set forth in Item 6 are incorporated into this Item 4 by reference as if fully set forth herein.

Except as otherwise described in this Schedule 13D, the Reporting Persons do not have any plans or proposals which relate to or would result in any of the events or matters described in clauses (a) through (j) of Item 4 to Schedule 13D. The Reporting Persons reserve the right to formulate plans and/or make proposals, and take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

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Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a) Appendix B hereto sets forth (i) the number of Common Voting Shares and Class A Common Shares beneficially owned by each Reporting Person (excluding Common Shares beneficially owned by other Reporting Persons and the Trust unless otherwise indicated), (ii) the aggregate number of Common Voting Shares and Class A Common Shares that may be deemed to be beneficially owned by each Reporting Person, including all Common Voting Shares beneficially owned by the Reporting Persons and the Trust, and (iii) the percentage of the number of outstanding Common Voting Shares and Class A Common Shares that may be deemed to be beneficially owned by each Reporting Person.

(b) Except as provided in the Scripps Family Agreement or the Order or as set forth on Appendix B, each Reporting Person has the sole power to dispose or direct the disposition of all Class A Common Shares and Common Voting Shares that such Reporting Person beneficially owned as of the Distribution Date.

The Reporting Persons share voting power with each other with respect to their Common Voting Shares under the terms of the Scripps Family Agreement. The Reporting Persons also share voting power with the Trust with respect to the Common Voting Shares held by the Trust under the terms of the Order and the Scripps Family Agreement. The voting provisions established by the Order will continue to apply to the remaining Common Voting Shares held by the Trust until the expected distribution of such shares to the Minors Trust. As a result, the Reporting Persons may direct the manner in which the remaining Common Voting Shares are voted by the Trustees, under certain circumstances, as instructed by a vote conducted in accordance with the procedures of Section 9 of the Scripps Family Agreement. The Common Voting Shares held by the Reporting Persons will also be voted as instructed by a vote conducted in accordance with the procedures of Section 9 of the Scripps Family Agreement. Due to this shared voting power, the aggregate number of Common Voting shares that may be deemed to be beneficially owned by the Reporting Persons includes 801,999 Common Voting Shares held by the Trust and 31,533,112 Common Voting Shares held by the Reporting Persons. Following a distribution of the remaining 801,999 Common Voting Shares from the Trust to the Minors Trust, they will not be subject to the Scripps Family Agreement unless the Minors Trust becomes a party in the future.

The Trustees of the Trust are John H. Burlingame, Mary McCabe Peirce and Nackey E. Scagliotti. The Trustees are each a director of the Issuer and each has a business address c/o the Trust at 13350 Metro Parkway, Suite 301, Fort Myers, Florida 33966. During the past five years, no Trustee (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The affirmative vote of a majority of the Trustees is required to determine how the Class A Common Shares or the Common Voting Shares held by the Trust will be voted or whether to dispose of any such shares. Each trustee disclaims “beneficial ownership” of the shares held by the Trust, as such term is defined in Rule 13d-3 under the Securities and Exchange Act of 1934, as amended.

(c) Except as described herein and on Appendix C, none of the Reporting Persons has effected any transactions in the Class A Common Shares or Common Voting Shares in the past 60 days.

(d) Inapplicable.

(e) Inapplicable.

CUSIP No. 811054402

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

Order of the Court

As termination of the Trust approached, the Trustees anticipated that there could be a significant delay between such termination and the distribution of the Common Shares to the Trust Beneficiaries. Accordingly, on June 15, 2011, the Trustees filed a petition with the Court that sought, among other things, (a) to prepare for the administration of the Trust following its eventual termination, (b) to confirm the Trustees’ authority to continue the investment and management of the Trust’s assets during the Winding-up Period, and (c) to authorize the Trustees to vote the Common Voting Shares during the Winding-up Period substantially in accordance with the procedures set forth in the Scripps Family Agreement. The petition was filed under seal in accordance with Ohio court rules and pursuant to the Court’s order, and the parties to the action are bound by a protective order issued by the Court that limits disclosure with respect to the proceedings.

The Court issued the Order on January 22, 2013 under the provisions of its prior order sealing the proceedings. With the Court’s authorization, the Trustees advised the Issuer that the Order generally provides that during the Winding-up Period the Trustees shall vote (or enter into or decline to enter into binding agreements to vote) the Common Voting Shares held by the Trust as instructed by a vote conducted in accordance with the procedures of Section 9 of the Scripps Family Agreement. In the absence of instructions from a vote under the Scripps Family Agreement and the Order, the Trustees may vote the Common Voting Shares in the manner they determine, in their discretion, to be in the best interests of the Trust Beneficiaries, so long as the vote does not relate to a change of control transaction. If the vote relates to a change of control transaction, the Trustees will not vote the Common Voting Shares held by the Trust in the absence of such instructions.

As of the Distribution Date, the provisions of the Order regarding the voting of the Common Voting Shares during the Winding-up Period ceased to apply to the Common Voting Shares held by the Reporting Persons. The Common Voting Shares that remain in the Trust as of the date hereof will continue to be subject to the voting provisions in the Order until their expected distribution to the Minors Trust in the next few months.

Scripps Family Agreement

General. The Signatories and Scripps entered into the Scripps Family Agreement dated October 15, 1992 (the “Scripps Family Agreement”) to restrict the transfer and govern the voting of the common voting shares of Scripps that the Signatories may acquire or own after the termination of the Trust. Following the Spin-off in July 2008, the Scripps Family Agreement was amended to include the Common Voting Shares of the Issuer.

The provisions restricting transfer and governing voting of Common Voting Shares held by the Reporting Persons became fully effective as of the Distribution Date. As of March 18, 2013, the Reporting Persons held (excluding 1,604,000 Common Voting Shares with respect to which two of the Reporting Persons are co-guardians on behalf of another Trust Beneficiary, who is a minor and not a party to the Scripps Family Agreement) in the aggregate approximately 91.9% of the outstanding Common Voting Shares.

The voting provisions established by the Order will continue to apply to the remaining Common Voting Shares held by the Trust until such shares are distributed to the Minors Trust. As a result, the Reporting Persons may direct the manner in which the remaining Common Voting Shares are voted by

CUSIP No. 811054402

the Trustees, under certain circumstances, as instructed by a vote conducted in accordance with the procedures of Section 9 of the Scripps Family Agreement. As of the March 18, 2013, the Reporting Persons share voting power with respect to 94.2% of the outstanding Common Voting Shares. Following the expected distribution of the remaining 801,999 Common Voting Shares from the Trust to the Minors Trust they will not be subject to the Scripps Family Agreement unless the Minors Trust becomes a party in the future.

The provisions restricting transfer of Common Voting Shares under the Scripps Family Agreement will continue until 21 years after the death of the last survivor of the descendants of Robert P. Scripps and John P. Scripps alive when the Trust terminated. The provisions of the Scripps Family Agreement governing the voting of Common Voting Shares will be effective for a 10-year period after termination of the Trust and may be renewed for additional 10-year periods.

Transfer Restrictions. The Scripps Family Agreement provides that no Reporting Person may dispose of any Common Voting Shares (except as otherwise summarized below) without first giving other Reporting Persons and the Issuer the opportunity to purchase such shares. The Reporting Persons cannot convert Common Voting Shares into Class A Common Shares except for a limited period of time after giving other Reporting Persons and the Issuer the aforesaid opportunity to purchase and except in certain other limited circumstances.

The Reporting Persons are permitted to transfer Common Voting Shares to their lineal descendants or trusts for the benefit of such descendants, or to any trust for the benefit of such a descendant, or to any trust for the benefit of the spouse of such descendant or any other person or entity. Descendants to whom such shares are sold or transferred outright, and trustees of trusts into which such shares are transferred, must become parties to the Scripps Family Agreement or such shares shall be deemed to be offered for sale pursuant to the Scripps Family Agreement. The Reporting Persons are also permitted to transfer Common Voting Shares by testamentary transfer to their spouses provided such shares are converted to Class A Common Shares and to pledge such shares as collateral security provided that the pledgee agrees to be bound by the terms of the Scripps Family Agreement. If title to any such shares subject to any trust is transferred to anyone other than a descendant of Robert Paine Scripps or John P. Scripps, or if a person who is a descendant of Robert Paine Scripps or John P. Scripps acquires outright any such shares held in trust but is not or does not become a party to the Scripps Family Agreement, such shares shall be deemed to be offered for sale pursuant to the Scripps Family Agreement. Any valid transfer of Common Voting Shares made by the Reporting Persons without compliance with the Scripps Family Agreement will result in automatic conversion of such shares to Class A Common Shares.

Voting Provisions. The Scripps Family Agreement provides that the Issuer will call a meeting of the Reporting Persons prior to each annual or special meeting of the shareholders of the Issuer held after termination of the Trust (each such meeting hereinafter referred to as a “Required Meeting”). At each Required Meeting, the Issuer will submit for decision by the Reporting Persons, each matter, including election of directors, that the Issuer will submit to the holders of its Common Voting Shares at the annual meeting or special meeting with respect to which the Required Meeting has been called. Each Reporting Person will be entitled, either in person or by proxy, to cast one vote for each Common Voting Share owned of record or beneficially by him or her on each matter brought before the Required Meeting. Each Reporting Person will be bound by the decision reached by majority vote with respect to each matter brought before the Required Meeting, and at the related annual or special meeting of the shareholders of the Issuer each Reporting Person will vote his Common Voting Shares in accordance with decisions reached at the Required Meeting of the Reporting Persons.

CUSIP No. 811054402

Other Relationships

Ms. Scagliotti and Ms. Peirce are directors of the Issuer and, as compensation for their Board service, have received options to purchase Class A Common Shares and restricted stock units that will convert into Class A Common Shares upon vesting. These Reporting Persons may receive annual awards of options or restricted stock units in the future in accordance with the Issuer’s current Board compensation program.

Certain of the Reporting Persons act as co-trustees of trusts that beneficially own Common Shares, or act as co-guardians with respect to Common Shares for the benefit of a minor as is described in more detail on Appendix B.

CUSIP No. 811054402

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct and each agrees, pursuant to Rule 13d-1(k)(1)(iii), that a Joint Schedule 13D be filed on behalf of each of the undersigned in respect to the Class A Common Stock of the Issuer.

*	*
Virginia S. Vasquez, individually and as co-executor of the estate of Robert P. Scripps, Jr. *	Rebecca Scripps Brickner, individually and as co-executor of the estate of Robert P. Scripps, Jr. *
Edward W. Scripps, Jr. *	Corina S. Granado *
Jimmy R. Scripps *	Mary Ann S. Sanchez *
Margaret E. Scripps (Klenzing) *	William H. Scripps *
Marilyn J. Scripps (Wade) *	Adam R. Scripps *
William A. Scripps *	Gerald J. Scripps *
Charles E. Scripps, Jr. *	Eli W. Scripps *
Jonathan L. Scripps *	Peter M. Scripps *
Barbara Victoria Scripps Evans	Molly E. McCabe

/s/ Bruce W. Sanford	March 18, 2013
Bruce W. Sanford (Attorney-in-fact)	Date

*	Bruce W. Sanford, by signing his name hereto, does sign this document on behalf of such person pursuant to a power of attorney executed by such person and attached to the Schedule 13D.

CUSIP No. 811054402

JOHN P. SCRIPPS TRUST UNDER AGREEMENT DATED 2/10/77 FBO PETER M. SCRIPPS *	JOHN P. SCRIPPS TRUST UNDER AGREEMENT DATED 2/10/77 FBO PAUL K. SCRIPPS *
Paul K. Scripps, Trustee *	Paul K. Scripps, Trustee *
Peter R. La Dow, Trustee *	Peter R. La Dow, Trustee *
Barbara Scripps Evans, Trustee JOHN P. SCRIPPS TRUST UNDER AGREEMENT DATED 2/10/77 EXEMPT TRUST *	Barbara Scripps Evans, Trustee JOHN P. SCRIPPS TRUST UNDER AGREEMENT DATED 2/10/77 FBO BARBARA SCRIPPS EVANS *
Paul K. Scripps, Trustee *	Paul K. Scripps, Trustee *
Peter R. La Dow, Trustee *	Peter R. La Dow, Trustee *
Barbara Scripps Evans, Trustee	Barbara Scripps Evans, Trustee

JOHN PETER SCRIPPS 1983 TRUST *	THE MARITAL TRUST OF THE LA DOW FAMILY TRUST *
Paul K. Scripps, Trustee	Peter R. La Dow, Trustee

ANNE M. LA DOW TRUST UNDER AGREEMENT DATED 10/27/2011 *	THE LA DOW FAMILY TRUST UNDER AGREEMENT DATED 6/29/2004 *
Anne M. La Dow, Trustee	Peter R. La Dow, Trustee

/s/ Bruce W. Sanford	March 18, 2013
Bruce W. Sanford (Attorney-in-fact)	Date

*	Bruce W. Sanford, by signing his name hereto, does sign this document on behalf of such person pursuant to a power of attorney executed by such person and attached to the Schedule 13D.

CUSIP No. 811054402

JOHN P. SCRIPPS TRUST FBO JOHN PETER SCRIPPS UNDER AGREEMENT DATED 12/28/84 *	JOHN P. SCRIPPS TRUST FBO ELLEN MCRAE SCRIPPS UNDER AGREEMENT DATED 12/28/84 *
Paul K. Scripps, Trustee JOHN P. SCRIPPS TRUST FBO DOUGLAS A. EVANS UNDER AGREEMENT DATED 12/28/84 *	Paul K. Scripps, Trustee DOUGLAS A. EVANS 1983 TRUST *
Barbara Scripps Evans, Trustee ELLEN MCRAE SCRIPPS 1983 TRUST *	Barbara Scripps Evans, Trustee VICTORIA S. EVANS TRUST UNDER AGREEMENT DATED 5/19/2004 *
Paul K. Scripps, Trustee PETER M. SCRIPPS TRUST UNDER AGREEMENT DATED 11/13/2002 *	Barbara Scripps Evans, Trustee PAUL K. SCRIPPS FAMILY 1994 REVOCABLE TRUST UNDER AGREEMENT DATED 2/7/1994 *
Peter M. Scripps, Trustee	Paul K. Scripps, Trustee
THOMAS S. EVANS IRREVOCABLE TRUST UNDER AGREEMENT DATED 11/14/2012 *
Barbara Scripps Evans, Trustee

/s/ Bruce W. Sanford	March 18, 2013
Bruce W. Sanford (Attorney-in-fact)	Date

*	Bruce W. Sanford, by signing his name hereto, does sign this document on behalf of such person pursuant to a power of attorney executed by such person and attached to the Schedule 13D.

CUSIP No. 811054402

*	*
Thomas S. Evans *	Douglas A. Evans *
Julia Scripps Heidt *	Paul K. Scripps *
Charles Kyne McCabe *	Peter R. La Dow *
J. Sebastian Scripps *	Anne M. La Dow *
Wendy E. Scripps *	Nackey E. Scagliotti *
Cynthia J. Scripps *	Edith L. Tomasko *
Mary McCabe Peirce *	Elizabeth A. Logan *
Eva Scripps Attal *	John P. Scripps *
Eaton M. Scripps *	Megan Scripps Tagliaferri
Ellen McRae Scripps

/s/ Bruce W. Sanford	March 18, 2013
Bruce W. Sanford (Attorney-in-fact)	Date

*	Bruce W. Sanford, by signing his name hereto, does sign this document on behalf of such person pursuant to a power of attorney executed by such person and attached to the Schedule 13D.

CUSIP No. 811054402

APPENDIX B

The following table sets forth as of March 18, 2013: (i) the number of Common Voting Shares and Class A Common Shares beneficially owned by each Reporting Person, excluding Common Shares beneficially owned by other Reporting Persons and the Trust unless otherwise indicated, (ii) the aggregate number of Common Voting Shares and Class A Common Shares that may be deemed to be beneficially owned by each Reporting Person, including all shares beneficially owned by the Reporting Persons and the Trust, and (iii) the percentage of Common Voting Shares and Class A Common Shares that may be deemed to be beneficially owned by each Reporting Person. Except as otherwise noted in the table, each Reporting Person has (x) sole voting power (to the extent such shares are entitled to vote) with respect to the Class A Common Shares listed under column (i), (y) sole dispositive power with respect to the Common Voting Shares and Class A Common Shares listed under column (i), and (z) shared voting power with respect to the Common Voting Shares listed under column (ii).

Subject to the Scripps Family Agreement, each Common Voting Share is convertible at no cost and at any time into one Class A Common Share on a one-for-one basis. The aggregate number and percentage of Class A Common Shares (columns (ii) and (iii)) assumes the conversion of all Common Voting Shares to Class A Common Shares beneficially owned by the Reporting Person and the Trust. The percentages of Common Voting Shares are based on 34,317,171 shares of the Issuer’s Common Voting Shares, calculated based on the 34,317,173 Common Voting Shares reported as outstanding as of January 31, 2013 in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2012 (the “Form 10-K”) less the two Common Voting Shares converted by the Trust into Class A Common Shares on March 4, 2013. The percentages of Class A Common Shares are based on 114,064,119 of the Issuer’s Class A Common Shares outstanding as of January 31, 2013, as reported in the Form 10-K.

Name	(i) Number of Common Voting Shares and Class A Common Shares Beneficially Owned (Excluding Shares Held by Other Reporting Persons and the Trust)	(ii)
Aggregate Number of
Common Voting Shares and
Class A Common Shares Beneficially
Owned (Including All Common
Voting Shares Subject to the Scripps
Family Agreement and Common
			Voting Shares Held by the Trust)		(iii) Aggregate Percentage of Common Voting Shares and Class A Common Shares Beneficially Owned
	Common Voting Shares	Class A Common Shares	Common Voting Shares (1)	Class A Common Shares	Common Voting Shares	Class A Common Shares
Virginia S. Vasquez	802,000	819,054	32,335,111	33,154,165	94.2%	22.6%
Rebecca Scripps Brickner (2)	802,000	819,854	32,335,111	33,154,965	94.2%	22.6%
Estate of Robert P. Scripps, Jr.	1,604,000	1,638,108	32,335,111	33,973,219	94.2%	23.2%
Edward W. Scripps, Jr. (3)	1,604,000	1,675,807	32,335,111	34,010,918	94.2%	23.2%
Corina S. Granado	802,000	819,454	32,335,111	33,154,565	94.2%	22.6%
Jimmy R. Scripps	1,604,000	1,638,508	32,335,111	33,973,619	94.2%	23.2%
Mary Ann S. Sanchez	802,000	819,454	32,335,111	33,154,565	94.2%	22.6%

CUSIP No. 811054402

Name	(i) Number of Common Voting Shares and Class A Common Shares Beneficially Owned (Excluding Shares Held by Other Reporting Persons and the Trust)	(ii)
Aggregate Number of
Common Voting Shares and
Class A Common Shares Beneficially
Owned (Including All Common
Voting Shares Subject to the Scripps
Family Agreement and Common
			Voting Shares Held by the Trust)		(iii) Aggregate Percentage of Common Voting Shares and Class A Common Shares Beneficially Owned
	Common Voting Shares	Class A Common Shares	Common Voting Shares (1)	Class A Common Shares	Common Voting Shares	Class A Common Shares
Margaret E. Scripps (Klenzing)	802,000	819,654	32,335,111	33,154,765	94.2%	22.6%
William H. Scripps	1,604,000	1,638,108	32,335,111	33,973,219	94.2%	23.2%
Marilyn J. Scripps (Wade)	802,000	819,054	32,335,111	33,154,165	94.2%	22.6%
Adam R. Scripps	1,604,000	1,638,108	32,335,111	33,973,219	94.2%	23.2%
William A. Scripps	1,604,000	1,638,508	32,335,111	33,973,619	94.2%	23.2%
Gerald J. Scripps	267,333	273,018	32,335,111	32,608,129	94.2%	22.3%
Charles E. Scripps, Jr.	1,604,000	1,643,358	32,335,111	33,978,469	94.2%	23.2%
Eli W. Scripps	267,333	273,018	32,335,111	32,608,129	94.2%	22.3%
Jonathan L. Scripps	267,333	273,118	32,335,111	32,608,229	94.2%	22.3%
Peter M. Scripps (4)	-0-	-0-	32,335,111	32,335,111	94.2%	22.1%
Barbara Victoria Scripps Evans (5)	1,208,904	-0-	32,335,111	32,335,111	94.2%	22.1%
Molly E. McCabe	802,000	819,354	32,335,111	33,154,465	94.2%	22.6%
John P. Scripps Trust FBO Peter M. Scripps U/A dated 2/10/77	349,018	-0-	32,335,111	32,335,111	94.2%	22.1%
John P. Scripps Trust FBO Paul K. Scripps U/A dated 2/10/77	349,018	-0-	32,335,111	32,335,111	94.2%	22.1%
John P. Scripps Trust Exempt Trust U/A dated 2/10/77	49,382	-0-	32,335,111	32,335,111	94.2%	22.1%
John P. Scripps Trust FBO Barbara Scripps Evans U/A dated 2/10/77	349,018	-0-	32,335,111	32,335,111	94.2%	22.1%

CUSIP No. 811054402

Name	(i) Number of Common Voting Shares and Class A Common Shares Beneficially Owned (Excluding Shares Held by Other Reporting Persons and the Trust)	(ii)
Aggregate Number of
Common Voting Shares and
Class A Common Shares Beneficially
Owned (Including All Common
Voting Shares Subject to the Scripps
Family Agreement and Common
			Voting Shares Held by the Trust)		(iii) Aggregate Percentage of Common Voting Shares and Class A Common Shares Beneficially Owned
	Common Voting Shares	Class A Common Shares	Common Voting Shares (1)	Class A Common Shares	Common Voting Shares	Class A Common Shares
John Peter Scripps 1983 Trust	17,320	-0-	32,335,111	32,335,111	94.2%	22.1%
The Marital Trust of the La Dow Family Trust	299,124	-0-	32,335,111	32,335,111	94.2%	22.1%
Anne M. La Dow Trust U/A dated 10/27/2011	160,361	-0-	32,335,111	32,335,111	94.2%	22.1%
The La Dow Family Trust (6) U/A dated 6/29/2004	305,824	-0-	32,335,111	32,335,111	94.2%	22.1%
John P. Scripps Trust FBO John Peter Scripps U/A dated 12/28/84	33,780	-0-	32,335,111	32,335,111	94.2%	22.1%
John P. Scripps Trust FBO Ellen McRae Scripps U/A dated 12/28/84	33,780	-0-	32,335,111	32,335,111	94.2%	22.1%
John P. Scripps Trust FBO Douglas A. Evans U/A dated 12/24/84	33,780	-0-	32,335,111	32,335,111	94.2%	22.1%
Douglas A. Evans 1983 Trust	17,320	-0-	32,335,111	32,335,111	94.2%	22.1%
Ellen McRae Scripps 1983 Trust	17,320	-0-	32,335,111	32,335,111	94.2%	22.1%
Victoria S. Evans Trust U/A dated 5/19/2004	-0-	-0-	32,335,111	32,335,111	94.2%	22.1%
Peter M. Scripps Trust U/A dated 11/13/2002	-0-	-0-	32,335,111	32,335,111	94.2%	22.1%

CUSIP No. 811054402

Name	(i) Number of Common Voting Shares and Class A Common Shares Beneficially Owned (Excluding Shares Held by Other Reporting Persons and the Trust)	(ii)
Aggregate Number of
Common Voting Shares and
Class A Common Shares Beneficially
Owned (Including All Common
Voting Shares Subject to the Scripps
Family Agreement and Common
			Voting Shares Held by the Trust)		(iii) Aggregate Percentage of Common Voting Shares and Class A Common Shares Beneficially Owned
	Common Voting Shares	Class A Common Shares	Common Voting Shares (1)	Class A Common Shares	Common Voting Shares	Class A Common Shares
Paul K. Scripps Family Revocable Trust U/A dated 2/7/1994	-0-	1,560	32,335,111	32,336,671	94.2%	22.1%
Thomas S. Evans Irrevocable Trust U/A dated 11/13/2012	61,368	-0-	32,335,111	32,335,111	94.2%	22.1%
Thomas S. Evans	-0-	-0-	32,335,111	32,335,111	94.2%	22.1%
Douglas A. Evans	10,228	-0-	32,335,111	32,335,111	94.2%	22.1%
Julia Scripps Heidt	802,000	843,518	32,335,111	33,178,629	94.2%	22.7%
Paul K. Scripps (7)	1,198,636	1,560	32,335,111	32,336,671	94.2%	22.1%
Charles Kyne McCabe	1,604,000	1,638,308	32,335,111	33,973,419	94.2%	23.2%
Peter R. La Dow (8)	1,402,260	-0-	32,335,111	32,335,111	94.2%	22.1%
J. Sebastian Scripps (9)	1,604,000	1,638,408	32,335,111	33,973,519	94.2%	23.2%
Anne M. La Dow (10)	160,361	-0-	32,335,111	32,335,111	94.2%	22.1%
Wendy E. Scripps	802,000	819,054	32,335,111	33,154,165	94.2%	22.6%
Nackey E. Scagliotti (11)	1,603,999	1,701,264	32,335,111	34,036,375	94.2%	23.2%
Cynthia J. Scripps	802,000	819,054	32,335,111	33,154,165	94.2%	22.6%
Edith L. Tomasko	802,000	819,054	32,335,111	33,154,165	94.2%	22.6%
Mary McCabe Peirce (12)	3,207,999	3,311,523	32,335,111	35,646,634	94.2%	24.3%
Elizabeth A. Logan (13)	2,406,000	2,457,162	32,335,111	34,792,273	94.2%	23.8%
Eva Scripps Attal	802,000	819,454	32,335,111	33,154,565	94.2%	22.6%
John P. Scripps	35,798	200	32,335,111	32,335,311	94.2%	22.1%
Eaton M. Scripps	1,604,000	1,733,262	32,335,111	34,068,373	94.2%	23.3%
Megan Scripps Tagliaferri	802,000	819,354	32,335,111	33,154,465	94.2%	22.6%

CUSIP No. 811054402

Name	(i) Number of Common Voting Shares and Class A Common Shares Beneficially Owned (Excluding Shares Held by Other Reporting Persons and the Trust)	(ii)
Aggregate Number of
Common Voting Shares and
Class A Common Shares Beneficially
Owned (Including All Common
Voting Shares Subject to the Scripps
Family Agreement and Common
			Voting Shares Held by the Trust)		(iii) Aggregate Percentage of Common Voting Shares and Class A Common Shares Beneficially Owned
	Common Voting Shares	Class A Common Shares	Common Voting Shares (1)	Class A Common Shares	Common Voting Shares	Class A Common Shares
Ellen McRae Scripps	35,798	200	32,335,111	32,335,311	94.2%	22.1%

(1)	Includes 801,999 Common Voting Shares held by the Trust. The Reporting Persons share voting power with the Trust with respect to the Common Voting Shares held by the Trust under the terms of the Order and the Scripps Family Agreement. Following the expected distribution in the next few months of these remaining 801,999 Common Voting Shares from the Trust to the Minors Trust, they will not be subject to the Scripps Family Agreement unless the Minors Trust becomes a party in the future. Does not include 1,638,108 Class A Common Shares and 1,604,000 Common Voting Shares, which may be deemed to be beneficially owned by Mary McCabe Peirce and Elizabeth Logan as co-guardians on behalf of another Trust Beneficiary who is a minor and is not a party to the Scripps Family Agreement and, as a result, such Common Voting Shares are not subject to the Scripps Family Agreement.
(2)	Class A Shares include 200 shares held by an immediate family member.
(3)	Class A Common Shares include currently exercisable options to purchase 34,272 shares.
(4)	Reporting Person is the trustee of the Peter M. Scripps Trust under agreement dated 11/13/2002. Such trust is also listed as a separate Reporting Person above.
(5)	Includes shares held by (a)(i) the John P. Scripps Trust FBO Barbara Scripps Evans under agreement dated 2/10/77, (ii) the John P. Scripps Trust FBO Paul K. Scripps under agreement dated 2/10/77, (iii) the John P. Scripps Trust FBO Peter M. Scripps under agreement dated 2/10/77, and (iv) the John P. Scripps Trust Exempt Trust under agreement dated 2/10/77, of which the Reporting Person is a co-trustee with Peter R. La Dow and Paul K. Scripps, and (b)(i) the Douglas A. Evans 1983 Trust, (ii) the John P. Scripps Trust FBO Douglas A. Evans under agreement dated 12/28/1984, (iii) the Victoria S. Evans Trust under agreement dated 5/19/2004, and (iv) the Thomas S. Evans Irrevocable Trust under agreement dated 6/29/2004, of which the Reporting Person is the trustee. Such trusts are also listed as separate Reporting Persons above.
(6)	Includes shares held by the Survivor’s Trust of the La Dow Family Trust under agreement dated 6/29/2004 and the Marital Trust of the La Dow Family Trust under agreement dated 6/29/2004. The Marital Trust is also listed as a separate Reporting Person above. Peter R. La Dow is the trustee of all of these trusts.
(7)	Includes shares held by (a)(i) the John P. Scripps Trust FBO Barbara Scripps Evans under agreement dated 2/10/77, (ii) the John P. Scripps Trust FBO Paul K. Scripps under agreement dated 2/10/77, (iii) John P. Scripps Trust FBO Peter M. Scripps under agreement dated 2/10/77, and (iv) the John P. Scripps Trust Exempt Trust under agreement dated 2/10/77, of which the Reporting Person is a co-trustee with Ms. Evans and Mr. La Dow, and (b)(i) the John Peter Scripps 1983 Trust, (ii) the Ellen McRae Scripps 1983 Trust, (iii) the John P. Scripps FBO Ellen McRae Scripps under agreement dated 12/28/1984, (iv) the John P. Scripps Trust FBO John Peter Scripps under agreement dated 12/28/1984, and (v) the Paul K. Scripps Family Revocable Trust U/A dated 2/7/1994, of which the Reporting Person is trustee. Such trusts are also listed as separate Reporting Persons above.
(8)

Includes shares held by (a)(i) the John P. Scripps Trust FBO Barbara Scripps Evans under agreement dated 2/10/77, (ii) the John P. Scripps Trust FBO Paul K. Scripps under agreement dated 2/10/77, (iii) the John P. Scripps Trust FBO Peter M. Scripps under agreement dated 2/10/77, and (iv) the John P. Scripps Trust Exempt Trust under agreement dated 2/10/77, of which the Reporting Person is co-trustee with Ms. Evans and Mr. P. K. Scripps, and (b)(i) the Marital

CUSIP No. 811054402

Trust of the La Dow Family Trust, and (ii) the La Dow Family Trust (excluding shares already accounted for held in the Marital Trust of the La Dow Family Trust), of which the Reporting Person is the trustee. Such trusts are also listed as separate Reporting Persons above.
(9)	Includes 200 shares held by immediate family members.
(10)	Includes shares held by the Anne M. La Dow Trust under agreement dated 10/27/2011, of which the Reporting Person is trustee. Such trust is also listed as a separate Reporting Person above.
(11)	Class A Common Shares include (a) options to purchase 46,328 shares, which are currently exercisable or become exercisable within 60 days of March 18, 2013, (b) 1,500 restricted stock units, which may vest and be settled in Class A Common Shares within 60 days of March 18, 2013, (c) 834,345 shares held directly and (d) 819,091 shares held by the Trust. Common Voting Shares include (a) 802,000 shares held directly and (b) 801,999 shares held by the Trust. The 819,091 Class A Common Shares (other than the 37 shares to be sold) and 801,999 Common Voting Shares held by the Trust are expected to be distributed to the Minors Trust in the next few months.
(12)	Class A Common Shares include (a) options to purchase 29,192 shares, which are currently exercisable or become exercisable within 60 days of March 18, 2013, (b) 1,500 restricted stock units, which may vest and be settled in Class A Common Shares within 60 days of March 18, 2013, (c) 823,632 shares held directly, (d) 1,638,108 shares held as a co-guardian with Elizabeth Logan for the benefit of another Trust Beneficiary who is a minor and is not a party to the Scripps Family Agreement and (e) 819,091 Class A Common Shares held by the Trust. Common Voting Shares include (a) 802,000 shares held directly, (b) 1,604,000 shares held as a co-guardian with Elizabeth Logan for the benefit of another Trust Beneficiary who is a minor and is not a party to the Scripps Family Agreement and (c) 801,999 shares held by the Trust. The Reporting Person is not bound by the Scripps Family Agreement with respect to the shares held as co-guardian. The 819,091 Class A Common Shares (other than the 37 shares to be sold) and 801,999 Common Voting Shares held by the Trust are expected to be distributed to the Minors Trust in the next few months.
(13)	Includes 1,638,108 Class A Common Shares and 1,604,000 Common Voting Shares held as a co-guardian with Mary McCabe Peirce for the benefit of another Trust Beneficiary who is a minor and is not a party to the Scripps Family Agreement. The Reporting Person is not bound by the Scripps Family Agreement with respect to the shares held as co-guardian.

APPENDIX C

For each Reporting Person listed below, the following table sets forth the aggregate number of Common Voting Shares and Class A Common Shares acquired by the Reporting Person during the 60 days ended March 18, 2013, the amount and source of the funds used to acquire such shares, if any such funds were borrowed, a description of the transaction and the parties thereto, the table also sets forth the date of the transaction, the price per share and where and how the transaction was effected.

Name	Number and Type of Common Shares Acquired	Date	Amount of Funds	Price Per Share	Where and How the Transaction Was Effected	Source of Funds	Description of Borrowing Transaction

None.